Exhibit 99.1

Mobilicom Terminates its ATM Facility, Citing Strengthened Financial Position

Palo Alto, California, March 24, 2026 (GLOBE NEWSWIRE) -- Mobilicom Limited (Nasdaq: MOB, MOBBW) (“Mobilicom” or the “Company”), a provider of cybersecurity and robust solutions for drones and robotics, today announced it has provided notice of termination of its at-the-market (“ATM”) sales agreement originally entered into in February 2025.

“Following our favorable financial results for the year ended December 31, 2025, Mobilicom is in a significantly stronger position today than when we first initiated the ATM,” said CEO and Founder Oren Elkayam. “With $19 million in cash and low monthly burn rate, our solid balance sheet allows us to focus entirely on execution. Driven by the production ramp-up of our U.S. Tier-1 drone customer’s U.S. Department of Defense Program of Record win—alongside expected continued revenue momentum across our broader customer base—we are well-positioned to generate a consistent and growing revenue stream over the coming years. Given this momentum, we have the confidence that our current trajectory allows us to support our organic growth without the need for the ATM facility, while remaining committed to delivering long-term shareholder value”.

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

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Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company is using forward-looking statements when it discusses generating a consistent and growing revenue stream over the coming years, and that its current trajectory will allow it to support organic growth without the need for the ATM facility. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission.

Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com